EXCELLON ANNOUNCES $8 MILLION
CONVERTIBLE DEBENTURE FINANCING

Toronto, Ontario – July 3, 2020 – Excellon Resources Inc. (TSX:EXN, EXN.WT, OTC:EXLLF and FRA:E4X1) ("Excellon" or the “Company") is pleased to announce that it has signed a binding term sheet for a fully subscribed financing of C$8,000,000 (the “Financing”) through the private placement of secured convertible debentures of the Company (the “Debentures“). The proceeds will be used to repay the US$6 million bridge loan with Sprott Private Resource Lending II (Collector), LP entered into in connection with the acquisition of Otis Gold Corp. References to principal amounts and conversion or exercise prices in respect of the Financing are in Canadian dollars.

“We are pleased to realize the support of long term and significant European shareholders to refinance our outstanding bridge loan at a 25% premium to yesterday’s closing share price,” stated Brendan Cahill, President and CEO. “This financing comes as we begin the first drill campaign on our Silver City Project in Saxony, Germany, which saw over 750 years of high-grade silver production until the 1870s, yet had never seen modern day exploration for precious metals until 2019.”

The Debentures have a term of 36-months and are convertible into common shares (“Common Shares”) of the Company prior to maturity at a conversion price of $1.06 per Common Share. The Debentures shall bear interest at an annual rate of 5.75%, payable in cash semi-annually. Interest on the Debentures may alternatively be paid in Common Shares of the Company at the Company’s option based on (i) the 10-day volume-weighted average price of the Common Shares prior to the payment date and (ii) an effective annual rate of 10%. The Debentures are secured against the Company’s assets in Mexico.

On or after the second anniversary of the date of issue and prior to maturity, the Company may accelerate the conversion of the entire issuance of Debentures, provided that the 20-day VWAP of the Common Shares on or after such 24-month anniversary is equal to greater than $2.50, upon the Company providing the Lender with 30-calendar days prior written notice of such accelerated conversion.

The purchasers of the Debentures shall also be entitled to 2,248,000 Common Share purchase warrants (“Warrants“) or 281 Warrants per $1,000 principal amount of Debentures. Each Warrant shall be exercisable at a price of $1.15 for a period of three years from the date of issuance.

In connection with the Financing, the Company has agreed to grant 377,358 Common Share purchase warrants (the “Broker Warrants”) with an exercise price of $1.15 and a term of 36 months. The Common Shares underlying the Debentures, Warrants and Broker Warrants shall be subject to a four-month hold period following closing of the Financing in accordance with applicable securities legislation.

The Financing is subject to approval by the Toronto Stock Exchange and final documentation and is expected to close on or about July 20, 2020.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information:

Excellon Resources Inc.

Brendan Cahill, President & CEO or

Anna Ladd-Kruger, CFO & VP Corporate Development
(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company's public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.